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File No. 179667

SUPPL

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

July 14, 2006





06015450

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 21 2006
WASH. D.C.
151
SECTION

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated July 13, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

*Caracas - Despacho de Abogados miembros de Macleod Dixon, SC
*Rio de Janeiro - Macleod Dixon Consultores Em Direito Estrangeiro

F:\KENNEDJ\CONNACHER\2006\06 Corr\SEC Transmittal Ltr 13 July 06.doc



PRESS RELEASE **July 13, 2006**

CONNACHER OIL AND GAS LIMITED RECEIVES ORDER IN COUNCIL FOR GREAT DIVIDE OIL SANDS PROJECT

Calgary, Alberta – Connacher Oil and Gas Limited announces it has been advised that the Lieutenant Governor in Council, by Order in Council Number 313/2006 dated July 12, 2006, has authorized the granting of Order No. 10587 ("Order") approving Connacher's Great Divide oil sands project in northeastern Alberta. This represents the last formal approval requirement for the project to proceed. During the construction and pre-startup phases, Connacher will obviously remain in close contact with and work with relevant regulatory authorities to secure all necessary permits and to meet the requirements as set out in the Order.

The approval marks the culmination of approximately eleven months of review of the project by the Alberta Energy and Utilities Board ("EUB"), stakeholders and other governmental departments, including Alberta Environment ("AE") and Alberta Sustainable Resource Development ("ASRD"). Connacher can now move full speed ahead to construct its plant, drill its first fifteen well pairs during the third and fourth quarter of 2006 and target startup of the 10,000 bbl/d plant during the second quarter of 2007.

Throughout the planning and preparation phase and in anticipation of securing the approval which is being reported today, Connacher has focused on the "efficiencies of smaller scale" operations in bringing common and practical oilfield procedures for conventional heavy oil to SAGD exploitation of the oil sands. Through sound pre-planning and scheduling, efforts have been made to be in a position to control costs as effectively as possible in an inflationary environment. This has been pursued through intelligent preordering of long-lead items, off-site construction and fabrication to capitalize on lower unit labor costs and to take advantage of the fact Connacher's property at Great Divide is bisected by the main Edmonton-Fort McMurray highway. This will enable the company to transport vessels and related equipment, constructed offsite in lower-cost venues, to its proposed plant site in as efficient a manner as possible.

As a consequence of this pre-approved planning and procurement process. Connacher can accordingly report that over 80 percent of its engineering and design work for the Great Divide project is now complete. Shop construction of major equipment is approximately 65 percent complete and over 60 percent of mechanical and civil design work has been accomplished. Electrical design and related drafting work is approximately 44 percent complete, based on reporting from Connacher's engineering and procurement contractor. Connacher can also report that processing and instrument design for its well pads is well underway and instrumentation and equipment ordering is proceeding.

Suite 2600, Watermark Tower
530 – 8th Avenue S.W
Calgary, Alberta T2P 3S
Telephone (403) 538-6201 Facsimile: (403) 538-6225

Two SAGD drilling rigs have been contracted, with the first scheduled to be available during the third quarter 2006 and the second rig contracted to arrive during the early portion of the fourth quarter 2006. These rigs are designed for pad drilling and completion of horizontal SAGD well pairs (of which Connacher plans 15 for its first phase of operations; it is expected these wells will produce for six to eight years before the next pads and well pairs will be required to maintain targeted production levels). Production from these well pairs is expected to reach 10,000 bbl/d after an initial build up period. Connacher's oil-bearing reservoir is sufficiently deep to avoid having to use specially-built slant rigs which other operations have required. The depth of the high quality reservoir at Great Divide should also contribute to efficient and effective utilization of steam to liberate the bitumen to be produced from the project and attractive below average steam:oil ratios are envisaged and forecast over the project life forecast at 25 years.

Plans are also well advanced with respect to campsite locations and their eventual installation to accommodate the field and construction personnel who will be required at the time of peak construction. In this regard, Connacher can announce that, by virtue of contractual arrangements with various contractors, it has secured the full labor complement which will be required for the duration of the construction phase of the project, into the spring of 2007. Additionally, Connacher will be hiring and installing the operating personnel who will participate in the final design, construction and completion of the plant in order to ease the transition to full operational status. Discussions about pipeline alternatives are also being advanced in conjunction with other operators in the area.

Connacher's overall cost estimates for Great Divide have risen approximately 15 percent from earlier published estimates. These increases are primarily due to rising labor and material costs, including steel and higher anticipated drilling and completion costs. Connacher has also budgeted an additional 14 percent of the base cost estimate for the inclusion of certain new items, including capitalized costs, and the anticipated equity investment in a pipeline to available markets including the ability to eventually move a significant portion of Connacher's blended production to its Great Falls, Montana refinery, which was acquired earlier this year.

The company wishes to distinguish its Great Divide project from the large mining projects which have been the topic of extensive press commentary in recent days and weeks. SAGD projects, such as Connacher's 100 percent-owned Great Divide, will have much shorter lead times with much lower overall capital requirements, smaller vessels and greater efficiency in comparison to the announced large-scale mining ventures.

Many of the popular press articles and some comments on rising costs in the oil sands by some more engaged analysts or investment industry spokesmen on rising costs in oil sands development have failed to make this distinction. They have also failed to identify and distinguish the different comparative operating cost regimes for SAGD operations and mining. SAGD plants will increasingly be accompanied by an emphasis such as that adopted by Connacher, emphasizing a modular approach to plant construction. SAGD plants also have a smaller environmental footprint and should be able to avoid many of the diseconomies which may characterize more remote and larger scale mining operations.

Connacher's approach draws on its managements' extensive experience with conventional heavy oil operations, which will serve to facilitate more efficient day-to-day operations, as well as lowering overall comparative construction costs. Also, Connacher has the advantage of having attracted a team of experienced, well-regarded plant construction personnel with recent critical

experience at a similar albeit more remote plant construction site. This is expected to result in an improved timetable, innovation and cost saving during the upcoming construction and in the commissioning phase of the plant for this projected 25 year life operation.

Connacher continues to conduct evaluatory work on the balance of the lands on which the Great Divide project is located. The assessment and outcome of this process, including decisions on new applications for additional pod development, will be communicated to shareholders in a timely manner once the data base is finalized and the evaluations are competently completed, internally by Connacher's technical team and externally by independent third party evaluators. It is expected this information will be released periodically between now and year end 2006.

Connacher is also proceeding with negotiations to complete a term debt project financing to provide the additional funding beyond available cash, cash flow and general corporate credit required to complete the Great Divide plant construction and initiating production operations. This process will include evaluation of the project and the corporation by recognized rating agencies and finalization of relevant terms, covenants and pricing and then marketing of the proposed debt issue, targeting a closing by the end of August 2006. A proposed working capital facility for the refining operation in Great Falls is to be included as part of the proposed financing, which in total is initially targeted to raise US$165 million. A portion of the anticipated proceeds will be used to repay the bridge loan incurred to purchase the Montana refining assets.

Connacher is enthusiastic about the Great Divide project, the anticipated construction cycle and the cost control and timetable components which have been formulated. With its integrated approach to its oil sands development, the company believes it has substantially mitigated the associated operational and financial risks while retaining its independence for the benefit of its existing shareholders.

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, uncertainties associated with the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com